

May 28, 2021

G. Mike Mikan
Chief Executive Officer
Bright Health Group Inc.
8000 Norman Center Drive
Suite 1200
Minneapolis, MN 55437

> **Re: Bright Health Group Inc.**
> **Registration Statement on Form S-1**
> **Filed May 19, 2021**
> **File No. 333-256286**

Dear Mr. Mikan:

We have reviewed your amended registration statement and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1 Filed May 19, 2021

Notes to Consolidated Condensed Financial Statements for the Three Months Ended March 31, 2021 and March 31, 2020
Note 8. Share-Based Compensation
Stock Options, page F-17

1.   It is apparent from the table at the bottom of page F-17 that you granted 5.9 million stock options during the first quarter of 2021 at a weighted-average exercise price of $6.90 per share. It is also apparent that this $6.90 per share price is your deemed fair value of common stock at March 31, 2021 based on the aggregate intrinsic value and weighted-average exercise price for options outstanding at that date. Given that your expected offering price range, as communicated to us by your counsel, is substantially in excess of

this amount, please provide us your analysis explaining the reasons for the differences between recent valuations of your common stock leading up to your offering and the estimated offering price. In your response, specifically tell us:

- The grant dates, number of options, exercise prices, common stock fair values, grant date fair values and vesting provisions for all your stock options granted since and including June 30, 2020.
- Your enterprise value and how you allocated that value between common and preferred stock for each of the option grant dates from the preceding bullet and at each quarter end since and including June 30, 2020.
- How and when you applied the Option Pricing Method and the Probability Weighted Expected Return Method, as disclosed on page 88, in estimating the fair values at each of the dates in the preceding bullets.
- The probability of completing an initial public offering (IPO) at each quarter end since and including June 30, 2020.
- The common stock fair value at March 31, 2021 assuming a 100% IPO scenario.
- Why enterprise value increased at the dates requested above through the estimated enterprise value based on your IPO offering price range. Tell us specifically what apparently happened after March 31, 2021 to cause the substantial increase in enterprise value after that date. In this regard, we note that your most recent business acquisition of the Central Health Plan of California, Inc. closed on April 1, 2021 almost certainly would have been considered probable of completion at the March 31, 2021 valuation date.
- Whether you used the Series E preferred issuance price in October 2020 in deriving either enterprise value and/or common stock fair value for stock option grants near that time. If so, tell us how this issuance was conducted at arm's length and the resulting price indicative of the fair value of Series E preferred at that time. In this regard, we note from page 162 that at least 11.3 million shares of this stock, or about 46% of the 24.5 million share issuance, were acquired by existing shareholders. Tell us what percentage of this issuance was acquired by existing investors. Also tell us who lead the pricing negotiations from the investors' side, how many shares they acquired and whether they were new or existing investors.
- Why you apparently thought your Series E preferred stock was worth about $28.07 per share during the month of March 2021 but ultimately determined it to be $23.15 at March 31, 2021 upon receipt of a third party draft valuation report as indicated in your response to prior comment 3. In your response, tell us specifically what factors caused the decline, or in other words, what factors caused your "high-level-estimate" of fair value to apparently be overstated.
- How the substantial increase in fair value from March 31, 2021 to the IPO price range over less than three months for Series E preferred stockholders is commensurate with their "expectations with respect to a rate of return" when it increased only 13.4% over the five plus month period from issuance in October 2020 through March 31, 2021 as indicated in your response to prior comment 3.

You may contact Mark Brunhofer (202) 551-3638 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or J. Nolan McWilliams at (202) 551-3217 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance